Red Hen App LLC (the “Company”) a Virginia Limited Liability

Company

Financial Statements

For the period of Inception - December 31 2024 and fiscal year ending December 31, 2025

Balance Sheet

Red Hen App

As of December 31, 2025

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
Business Market Rate Savings (5194) - 1	84
Initiate Business Checking® (5186) - 1	1,065
Total for Bank Accounts	**1,149**
Other Current Assets	
Undeposited Funds	51
Total for Other Current Assets	**51**
Total for Current Assets	**1,200**
Software	**175,849**
Accumualted Amortization	**(31,005)**
Total for Assets	**145,993**
Liabilities and Equity	
Liabilities	
Long-term Liabilities	
Honeycomb - Crowdfunding Loan	39,625
Loan - Jennifer Lovejoy	91,000
Loan - Lauren Lovejoy	28,050
Loan - Regenetive Farmers of America	17,050
Loan - Susan Burton	10,000
Total for Long-term Liabilities	**185,724**
Total for Liabilities	**185,724**
Equity	
Shareholder Contribution - Burton	2,747
Shareholder Contribution - Lauren Lovejoy	350
Retained Earnings	-
Net Income	(42,828)
Total for Equity	**(39,731)**
Total for Liabilities and Equity	**145,993**

Balance Sheet

Red Hen App

As of December 31, 2024

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
Business Market Rate Savings (5194) - 1	50
Initiate Business Checking® (5186) - 1	5,975.00
Total for Bank Accounts	**$6,025.00**
Total for Current Assets	**$6,025.00**
Software	**$42,025.00**
Total for Assets	**$48,050.00**
Liabilities and Equity	
Liabilities	
Long-term Liabilities	
Loan - Jennifer Lovejoy	10,000.00
Loan - Lauren Lovejoy	28,050.00
Loan - Susan Burton	10,000.00
Total for Long-term Liabilities	**$48,050.00**
Total for Liabilities	**$48,050.00**
Equity	
Shareholder Contribution - Lauren Lovejoy	50
Retained Earnings	
Net Income	-50.00
Total for Equity	**0.00**
Total for Liabilities and Equity	**$48,050.00**

Profit and Loss

Red Hen App

January 1-December 31, 2025

Distribution account	Total
Income	
Channel sales	
Stripe sales	883
Total for Channel sales	**883**
Stripe Fee Revenue	135
Total for Income	**1,018**
Cost of Goods Sold	
Channel selling fees	
Stripe fees	3
Total for Channel selling fees	**3**
Total for Cost of Goods Sold	**3**
Gross Profit	**1,015**
Expenses	
travel	
meals	
1099 Contractors	1,718
Advertising	1,481
Bank Charges & Fees	1,096
Channel expenses	45
Stripe expense	0
Total for Channel expenses	
Depreciation	
Developer Fee	133,824.00
Dues & Subscriptions	3,361
Insurance Expense	999
Legal Services	650
Licensing & Permits	50
Office Supplies	353
T Shirt Fees	602
Uncategorized Expense	144
Total for Expenses	**175,329**
Net Operating Income	**(174,314)**
Other Income	
Interest Income	0
Total for Other Income	**0**
Net Other Income	**0**
Net Income	**(174,314.04)**

Profit and Loss

Red Hen App

January 1-December 31, 2024

Distribution account	Total
Income	
Sales	50
Total for Income	**$50.00**
Gross Profit	**$50.00**
Expenses	
Bank Charges & Fees	100
Developer Fee	0.00
Dues & Subscriptions	0
Total for Expenses	**$100.00**
Net Operating Income	**(50.00)**
Net Other Income	
Net Income	**(50.00)**

Red Hen App

Statement of Cash Flows

January 1-December 31, 2025

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-752.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Software App / Upgrades:Accumulated Amortization	31,005.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$31,005.00**
Net cash provided by operating activities	**$30,252.26**
INVESTING ACTIVITIES	
Software App / Upgrades	-175,849.00
Net cash provided by investing activities	**-$175,849.00**
FINANCING ACTIVITIES	
Honeycomb - Crowdfunding Loan	39,624.80
Loan - Jennifer Lovejoy	81,000.00
Loan - Regenetive Farmers of America	17,048.60
Shareholder Contribution - Burton	2,747.12
Shareholder Contribution - Lauren Lovejoy	300.00
Net cash provided by financing activities	**$140,720.52**
NET CASH INCREASE FOR PERIOD	**-$4,876.22**
Cash at beginning of period	**$6,025.00**
CASH AT END OF PERIOD	**$1,148.78**

Red Hen App

Statement of Cash Flows

January 1-December 31, 2024

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-42,075.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**-$42,075.00**
FINANCING ACTIVITIES	
Loan - Jennifer Lovejoy	10,000.00
Loan - Lauren Lovejoy	28,050.00
Loan - Susan Burton	10,000.00
Shareholder Contribution - Lauren Lovejoy	50.00
Net cash provided by financing activities	**$48,100.00**
NET CASH INCREASE FOR PERIOD	**$6,025.00**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$6,025.00**

Red Hen App LLC

Statement of Changes in Members' Equity

For the period of Inception (September 23, 2024) – December 31, 2024
and fiscal year ending December 31, 2025

Accounts	2025	2024
Opening Balance (Beginning of Period)	$0	$0 (inception, Sept 23, 2024)
Member Capital Contributions	$3,047	$50
Net Loss	$(42,828)	$(50)
Distributions to Members	$0	$0
Other Comprehensive Income/Loss	N/A	N/A
Member-Based Compensation	N/A	N/A
Other Adjustments to Retained Earnings	$0	$0
Closing Balance (End of Period)	**$(39,731)**	**$0**

Notes / Basis of Preparation

Entity structure: Red Hen App is a Virginia limited liability company. Accordingly, this statement presents "Members' Equity" in place of "Stockholders' Equity," and "Member Capital Contributions" in place of common/preferred stock issuance. The Company has no stock, treasury stock, or stock-based compensation.

Line item derivations:

• **Opening balance 2024** – $0, as the Company was organized on September 23, 2024 and had no equity prior to inception.
• **Opening balance 2025** – set equal to the December 31, 2024 closing equity balance ($0) per the 2024 Balance Sheet.
• **Member capital contributions** – 2024 reflects the $50 Shareholder Contribution (Lauren Lovejoy) reported on the 2024 Balance Sheet. 2025 reflects the current-year movement only, per the 2025 Statement of Cash Flows financing activities: Shareholder Contribution – Burton ($2,747) plus Shareholder Contribution – Lauren Lovejoy ($300). Note that the 2025 Balance Sheet shows cumulative contribution balances of $2,747 (Burton) and $350 (Lovejoy); the $350 reflects the $50 contributed in 2024 plus $300 contributed in 2025.
• **Net loss** – taken from each year's Balance Sheet equity section, since these are the figures needed to reconcile to each period's reported Total Equity.
• **Distributions, other comprehensive income, member-based compensation** – not reported in any of the provided statements; shown as $0 or N/A accordingly.

Red Hen App LLC
Notes to the Financial Statements
For the period of Inception - December 31 2024 and fiscal year ending December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Red Hen App LLC. (the "Company") is a limited liability company organized on September 23, 2024 under the laws of Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.